UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Deer Valley Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

244196101

(CUSIP No.)

January 18, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain-ing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise sub-ject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		244196101

1) Name of Reporting Persons.		Vicis Capital LLC

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization		Delaware

Number of	5) Sole voting power	2,874,822
Shares Beneficially
Owned by	6) Shared voting power	None
Each Reporting
Person	7) Sole dispositive power	2,874,822
With
	8) Shared dispositive power	None

9) Aggregate Amount Beneficially Owned by Each Reporting Person		2,874,822

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) ☐

11) Percent of Class Represented by Amount in Row (9)		13.46%

12) Type of reporting person.		IA

SCHEDULE 13G
VICIS CAPITAL LLC
DEER VALLEY CORP.

Item 1(a)	Name of Issuer:

Deer Valley Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4902 Eisenhower Blvd., Suite 185
Tampa, FL 33634

Item 2(a)	Name of Person Filing:

Vicis Capital LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

126 East 56th Street, Tower 56, Suite 700
New York, NY 10022

Item 2(c)	Citizenship:

Vicis Capital LLC is a Delaware limited liability company

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

244196101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount Beneficially Owned:

All 2,874,822 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own such 2,874,822 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC. The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

(b)	Percent of Class:

33.46%. Based upon 8,592,929 shares outstanding at September 29, 2007, as reported by Deer Valley Corp. in its Quarterly Report on Form 10-Q for the period ended September 29, 2007.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,874,822 shares.

(ii)	Shared power to vote or to direct the vote

None.

(iii)	Sole power to dispose or to direct the disposition of

2,874,822 shares.

(iv)	Shared power to dispose or to direct the disposition of

None.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Vicis Capital Master Fund, a client of Vicis Capital LLC, a registered investment adviser, owns all the shares included on this schedule and has the right to receive or the power to direct the receipt of dividends and proceeds from the sale of all the shares included on this Schedule.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the secu-rities referred to above were acquired and are held in the ordinary course of busi-ness and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the informa-tion set forth in this statement is true, complete and correct.

Date: January 22, 2008.

VICIS CAPITAL LLC

/s/ Keith W. Hughes
Keith W. Hughes
Chief Financial Officer